

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

<u>Via E-mail</u>
Geert Kersten
Chief Executive Officer
CEL-SCI Corporation
8229 Boone Blvd. #802
Vienna, Virginia 22182

> **Re: CEL-SCI Corporation**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed February 26, 2013**
> **File No. 001-11889**

Dear Mr. Kersten:

We have reviewed Amendment No. 2 to your preliminary proxy statement and have the following comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note your revised disclosure in response to our prior comment 1. The text of your revised proposal to approve adoption of the company's amended and restated articles of incorporation indicates that you are removing certain provisions that are unnecessary, outdated or in conflict with Colorado's Business Corporation Act. In particular, you state that you wish to delete the following provisions from your existing articles because the Business Corporation Act adequately covers the subject matter:

   - Article VII – Share Transfer Restrictions;
   - Article X – Indemnification;
   - Article XI – Transactions with Interested Directors; and
   - Article XII – Voting of Shareholders

   Please revise your disclosure on pages 30-31 to provide your shareholders with an explanation of what each of these provisions states in the existing article of incorporation and how that differs from what is contained in the relevant sections of the Business Corporation Act.

You may contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        William T. Hart, Esq.
        Hart & Trinen
        1624 Washington Street
        Denver, Colorado 80203